

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2020

J. Abbott R. Cooper
Managing Member
Driver Management Company LLC
250 Park Avenue – 7ᵗʰ Floor
New York, New York 10177

>   **Re: First United Corporation**
>   **PRRN14A filed by Driver Management Company LLC, et al.**
>   **Filed April 3, 2020**
>   **File No. 000-14237**

Dear Mr. Cooper:

    We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

    Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

    After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Preliminary Proxy Statement filed under cover of Schedule 14A

General

1. The approximate date upon which the proxy statement is expected to be released to security holders appears to be placed on page two of the proxy statement. This expected date, however, is required to be placed on the first page pursuant to Item 1(b) of Schedule 14A. Please revise.

Ms. Rodeheaver has clear conflicts of interest…, page 25

2. The rationale offered in support of Driver's belief that Ms. Rodeheaver has a significant interest in "the trappings of her position" is subjective and potentially cannot serve as "evidence." Given that the possibility exists that First United − and by extension, shareholders − conceivably could benefit from her purported vigorous pursuit of senior leadership positions at industry trade and lobbying groups, please clarify the meaning of "trappings" and offer objectively determinable "evidence." Alternatively, please delete the assertion. See Note b. to Rule 14a-9.

First United's Lead Director is a poor substitute for an independent Chair, page 27

3. The assertion that Mr. McCullough, First United's Lead Director, has been absent and inaccessible has been contradicted by several statements indicating that letters signed by him, as well as a phone call, had been received, and a meeting involving him was declined. In order to comply with Rule 14a-9, please revise to reconcile these inconsistencies.

Proposal No. 1 | Election of Directors, page 34

4. The participants have nominated three director candidates notwithstanding the fact that First United's preliminary proxy statement includes four nominees for the Board of Directors. Please clarify the participant's reasons for nominating fewer than four nominees. See Item 7(b) of Schedule 14A and Instruction 4 to paragraph (a) of Item 401 of Regulation S-K.

5. Notwithstanding the disclosure in form of proxy, please disclose in the proxy statement that no assurance can be given that the registrant's nominees will serve if elected with any of the soliciting party's nominees. See Rule 14a-4(d)(4)(iv).

Form of Proxy

6. Multiple instances exist in which representation are made that the solicitation is being conducted on behalf of "Driver," which is defined in the proxy card as "Driver Opportunity Partners I LP." This disclosure conflicts with the disclosure in boldface type that the solicitation is being conducted on behalf of all participants. For example, the disclosure indicates that the "Proxy will only be valid in connection with Driver's solicitation of proxies for the Annual Meeting." Please revise to remove this apparent inconsistency, or advise.

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We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Andrew Freedman, Esq.
Olshan Frome Wolosky LLP